Exhibit 99.1

25 September 2017

Motif Bio plc

(“Motif” or the “Group”)

Holding(s) in the Company

Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that it was informed on 22 September 2017 by Amphion Innovations plc (“Amphion”) that a total of 4,390,000 ordinary shares in the Company had been sold in respect of a partial repayment of a loan facility, which is secured by Motif Bio shares held by Amphion.  Amphion is now the beneficial owner of 37,150,645 ordinary shares in the Company, representing 14.1% of the issued share capital.

Following this sale, Amphion has agreed an amendment to the loan facility with its lender such that no further Motif Bio shares will be sold before 15 January 2018. The full details of this amendment may be found in the RNS announcement released by Amphion today.

The TR-1 disclosure is set out below.

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	Motif Bio plc

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer	☐

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify)(iii):	☐

3. Details of person subject to the notification obligation(iv)

Name	Amphion Innovations plc
City and country of registered office (if applicable)

4. Full name of shareholder(s) (if different from 3.)(v)

Name

City and country of registered office (if applicable)

5. Date on which the threshold was crossed or reached(vi):	September 22 2017

6. Date on which issuer notified (DD/MM/YYYY):	September 22 2017

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer(vii)
Resulting situation on the date on which threshold was crossed or reached	14.1%			263,128,775
Position of previous notification (if applicable)	15.8%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached(viii)

A: Voting rights attached to shares

Number of voting rights(ix)	% of voting rights

Class/type of shares ISIN code (if possible)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB008BVVT4H71	37,150,645		14.1%

SUBTOTAL 8. A	37,150,645		14.1%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))

Type of financial instrument	Expiration date(x)	Exercise/ Conversion Period(xi)	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Type of financial instrument	Expiration date(x)	Exercise/ Conversion Period (xi)	Physical or cash settlement(xii)	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “☒”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer(xiii)

☐

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity(xiv) (please add additional rows as necessary)

☐

Name(xv)	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional information(xvi)

Place of completion

Date of completion	September 22 2017